04015635

CM 3/22

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2004 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milkie/Ferguson Investments, Inc.

OFFICIAL USE ONLY
752113031
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 N. Central Expressway, Suite 908
(No. and Street)

Dallas (City) Texas (State) 75231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Milkie, President 214-987-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville, Suite 100, Dallas, Texas 75214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 3/3

OATH OR AFFIRMATION

I, Ed Milkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milkie/Ferguson Investment, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACKIE A. LEMONS NOTARY PUBLIC STATE OF TEXAS EXPIRES 01-08-2005

Edward M. Milkie

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILKIE/FERGUSON INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

DECEMBER 31, 2003

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
Metro 817-695-1040

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Milkie/Ferguson Investments, Inc.

We have audited the accompanying statement of financial condition of Milkie/Ferguson Investments, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milkie/Ferguson Investments, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 25, 2004

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 255,744	
Money Market Account	41,546	$ 297,290
Due from Brokers and Dealers		60,747
Advances/Employees and Associates		31,648
Other Securities/Marketable Securities		7,644
Not Readily Marketable Securities		3,300
Deposits		7,730
Deferred Federal Income Taxes/Long Term		15,220
Furniture and Equipment		
(net of Accumulated Depreciation of $170,046)		66,654
Total Assets		$ 490,233

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses		$ 231,255
Commitments and contingent liabilities		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		231,255
Stockholder's Equity		
Common Stock	$ 2,000	
Additional Paid-in Capital	68,304	
Retained Earnings	188,674	258,978
Total Liabilities and Stockholder's Equity		$ 490,233

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 1/1/03	$ 2,000	$ 18,304	$ 74,739
Additions	none	50,000	none
Net Income (Loss)			113,935
Balance 12/31/03	$ 2,000	$ 68,304	$ 188,674

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and Fees	$ 3,560,057
Gain on Securities	6,691
Interest Income	96,986
	3,663,734
EXPENSES	
Interest	1,019
Clearance Paid	131,274
Promotional Expense	29,604
Compensation Expense	2,849,936
Communications Expense	132,469
Occupancy	160,315
Other Operating Expenses	248,432
Total Expenses	3,553,049
Income (Loss) Before Taxes	110,685
Income Taxes-Deferred/Long Term	<14,577>
Income Taxes-Current	11,327
Federal Income Taxes	< 3,250>
Net Income <Loss>	$ 113,935

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income <Loss>	$113,935
Depreciation	2,630
Increase in due from brokers and dealers	< 46,476>
Decrease in federal income tax refund	21,800
Increase in advances	< 7,988>
Increase in deferred taxes/long term	< 14,577>
Increase in accounts payable and accrued expenses	118,186
Cash flows from operations	187,510
Cash flows from investing activities:	
Decrease in other securities	57,459
Increase in fixed assets	< 65,689>
Cash flows from investing	< 8,230>
Net cash flow	179,280
Beginning cash balance January 1, 2003	118,010
Ending cash balance December 31, 2003	$297,290

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance January 1, 2003	$ none
Changes during 2003	none
Balance December 31, 2003	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I
MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003

Total ownership equity from the statement of financial condition		$ 258,978
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		258,978
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		258,978
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 124,553	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	124,553
Subtotal		134,425
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable) pursuant to 15c3-1		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	none	
c. Options	none	
d. Other securities	4,055	
4. Undue concentrations		
5. Other	none	< 4,055>
NET CAPITAL		$ 130,370

Schedule I continued on next page

SCHEDULE I (continued)
MILKIE/FERGUSON INVESTMENTS, INC.
RECONCILIATIONOF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS WITH THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
DECEMBER 31, 2003

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/03	$ 130,370	$ 50,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	131,442	50,000
difference	$ < 1,072>*	$ none
*unrecorded liabilities	$ <32,744>	
over accrual of federal income taxes	31,673	
	$< 1,072>	

EXCESS NET CAPITAL
$ 80,370

EXCESS NET CAPITAL
AT 1000%
$ 107,244

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate
indebtedness to
net capital
1.774%

SCHEDULE II
MILKIE/FERGUSON INVESTMENTS, INC.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3
DECEMBER 31, 2003

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed, collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customers' securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customers' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account".	$ none	

MILKIE/FERGUSON INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note A Organization and nature of business:

Milkie/Ferguson Investments, Inc. was incorporated in the State of Texas, in 1986. The corporation is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers will be processed by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas and its customers are located primarily in the State of Texas. The corporation's main source of revenue is providing brokerage services to small and middle-market businesses and middle-income individuals.

Note B Clearing:

The corporation has a $10,000 clearing deposit with Southwest Securities, Inc., under a "Fully Disclosed Correspondent Agreement" dated March 14, 2001.

The corporation does not carry customer accounts receivable and does not have custody of the securities of its customers.

Note C Contingencies and commitments:

Commitments-the corporation has an 84 month lease for its present facilities dated ending September 30, 2004. The company is currently seeking new lease for office facilities. The future minimum lease expenditure, are as follows at the date of this report:

Year	Minimum Rent
2004	$ 108,079

Contingencies - the corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Depreciation-Fixed assets are carried at cost and depreciated over 3-7 year lives on the *straight-line method*.

Deferred Federal income taxes are recorded to reflect timing differences between "book basis" and "tax basis" accounting differences.

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturities of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method*.

Note E Capital Stock:

The corporation has 2000 shares of $1 par value common stock outstanding at December 31, 2003.

Note F Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the corporation had net capital of $130,370, which was $80,370 in excess of its required net capital of $50,000.

MILKIE/FERGUSON INVESTMENTS, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
Metro 817-695-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Milkie/Ferguson Investments, Inc.

In planning and performing our audit of the financial statements of Milkie/Ferguson Investments, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance, that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters, of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 25, 2004